SOUTHWESTERN RESOURCES CORP.

AN EXPLORATION STAGE COMPANY

MANAGEMENT'S DICUSSION AND ANALYSIS

JUNE 30, 2007

SOUTHWESTERN RESOURCES CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE
AND SIX MONTHS ENDED JUNE 30, 2007

This Management's Discussion and Analysis ("MD&A"), made as of August 8, 2007, is integral to and should be read in conjunction with Southwestern Resources Corp.’s (the “Company” or “Southwestern”) unaudited consolidated financial statements for the three and six months ended June 30, 2007 and the Company's audited consolidated financial statements for the year ended December 31, 2006. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. These documents, and additional information relating to the Company, are available for viewing at www.sedar.com. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

All statements made in this MD&A, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities. Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 19, 2007 for a detailed description of the risks and uncertainties relating to the business of the Company. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

DESCRIPTION OF BUSINESS

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol "SWG".

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn or maintain a controlling interest in a project owned by a third party.

On April 5, 2007, the Company appointed Patrick Downey to its Board of Directors and on July 23, 2007, Mr. Downey resigned to focus on other business commitments.

On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO, and Director of the Company on June 19, 2007.

2     Southwestern Resources Corp.

On July 23, 2007, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Company. Provisions of the Rights Plan include the limitation on shareholder ownership at 20% of the outstanding common shares in the absence of a take-over bid for all outstanding common shares and a requirement for a take-over bid to be open for a minimum of 60 days. The Rights Plan is effective immediately and must be ratified by shareholders within six months of its adoption date.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec, where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented drilling results, and other data and information relating to the Boka Project. The Company intends to vigorously defend itself against such claims. The consolidated financial statements as at June 30, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims.

MINERAL PROPERTIES

CHINA

BOKA PROJECT
On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review. Such review includes checking and confirming the Company’s database for the Boka Project against the underlying official assay certificates to achieve a validated database. The review is ongoing as at the date of this report and the Company is expected to provide an update in due course.

The consolidated financial statements as at June 30, 2007 do not include any adjustment relating to the recoverability and classification of costs associated with the Boka Project that may be necessary should the Company subsequently determine that its recorded value, $40.9 million at June 30, 2007, has been impaired. The Company can provide no assurance that the ongoing review of the Boka Project will not result in an impairment charge.

YUNNAN GOLD JOINT VENTURE
The Company, through a wholly-owned subsidiary, and its joint venture partner, Newmont Overseas Exploration Limited, completed evaluation of a 62,000 square kilometre area of interest in Western Yunnan Province, China. In the first quarter of 2007, the joint venture expanded this area of interest to approximately 370,000 square kilometres, focusing mainly within the central Panxi rift underlain by Proterozoic rocks. Part of the exploration program within the expanded area of interest will focus on evaluating gold occurrences in carbonaceous schist and shales. The 2007 program will focus on evaluation of gold in stream geochemical anomalies, and evaluation of numerous known gold occurrences.

PERU

LIAM PROJECT
The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 365,000 hectares of exploration concessions, which the Company believes represent the largest single block of exploration ground in Peru. Located in the Tertiary Volcanic Belt of southern Peru, about 170 kilometres northwest of Arequipa, the Liam Project area hosts 14 known gold and silver mineralized zones of various genetic types, some of which are described below, discovered during regional exploration. The area lies within the Peruvian Altiplano at an altitude of 4,470 to 5,370 metres and is accessible by road from the mining town of Orcopampa, which has an airstrip allowing for chartered aircraft access. It is a two-hour drive on maintained gravel roads from Orcopampa to the Liam Project which is also accessible by a network of road systems from Lima.

Cerro Crespo/Cerro Quescha
The Liam joint venture completed 10,000 metres of drilling on this high sulphidation silver-gold project, the results of which indicate that the northwest-southeast trending Cerro Crespo ridge is entirely mineralized. The ridge is comprised of hydrothermal and magmatic breccias containing pervasive alunite and vuggy silica. On the top of the ridge, narrow high-grade silver zones, can be observed in the breccias. The Cerro Crespo mineralized zone was block modelled and preliminary pit shells generated. Under an open pit mining scenario, the waste to ore strip ratio would be very low.

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Cerro Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold/silver mineralization associated with typical high sulphidation vuggy silica. In places, the Queshca gold mineralization is high grade in zones associated with late hematite fracture fillings. Drilling has shown the six zones to be isolated, and these zones are possibly remnants of an eroded much larger high sulphidation epithermal system.

The Company will determine what work is needed to complete a National Instrument 43-101 mineral resource estimate on Cerro Crespo/Queshca, which may include further metallurgical testing.

Numa West
Numa West was discovered in 2006 during regional exploration in the northeast corner of the Liam Project exploration concessions. The joint venture considers Numa West to be a highly significant silver prospect and is working toward initiating the first phase drilling program. Silver and lead/zinc mineralization at Numa West occurs within a 2,500-metre long zone of vertical breccia bodies within limestones, and geochemistry suggests that it is epithermal in nature. The breccia bodies vary from five to 50 metres in width and up to 200 metres long and there is also potential that manto-type mineralized zones occur at depth within favourable horizons. Channel sampling on 25 metre spaced lines was completed over the entire length of the zone, totalling 1,410 samples. Strong silver anomalies correspond to the breccia bodies, which have an average grade of 181 grams per tonne silver, using a 30 gram per tonne silver cut-off. Using a 100 gram per tonne cut-off, the average silver grade is 221 grams per tonne. All of the breccia seen at surface is oxidized and well developed limonite/goethite zones after extensive sulphides are common. Induced polarization geophysics was completed over the zone and suggests that the bodies have considerable depth extent. A ten-hole first phase diamond drill program is planned by the joint venture partner in the second half of 2007.

Aluja and Carmen
Both of these new projects were discovered in 2006 and are strong high sulphidation epithermal gold systems hosted within altered pyroclastic rock, volcanic domes and phreatomagmatic breccia bodies. The Aluja alteration system covers 2.0 x 1.5 kilometres and consists of massive silica and multi-phase breccia bodies with up to 2.6 grams per tonne gold. Carmen consists of a 3.0 x 1.5 kilometre altered area which includes massive silica with up to 0.96 grams per tonne gold. First pass drilling is planned for both projects by the Liam joint venture during the second half of 2007.

Huacullo
The Huacullo zone is underlain by an area of epithermal veins and breccias trending northwest-southeast and hosted in the Alpabamba volcanics. Five separate vein/breccia systems have been identified, the largest extending for 2,000 metres and varying between one to 20 metres in width. Vein textures and trace element geochemistry are similar to veins being mined elsewhere in the district.

Four drill holes spaced 150 to 700 metres apart were completed on the largest vein, and one hole was drilled in each of the four other veins. Results from this phase of drilling were positive with one hole in the southernmost vein system returning an intersection of 1.05 metres grading 22.4 grams per tonne gold and 70.60 grams per tonne silver. Several other holes contained narrow (0.45 to 1.62 metres) intersections of over 100 grams per tonne silver. Step-out drilling is being considered for late 2007 by the Liam joint venture, but will depend on timing and drill availability after Numa, Aluja and Carmen have been drilled.

Pacobamba
Pacobamba is a new zone in the Liam project and consists of a 1500 x 400 metre core area of intensely altered volcanic rocks, intrusive bodies and hydrothermal breccias, surrounded by strongly silicified limestone. The volcanic rocks appear to be within a graben formed in the crest of a large limestone anticline. Rock sampling from the breccias has returned gold values up to 4.4 grams per tonne. Drill targets exist within the graben, at the base of the graben and on one of the graben-bounding faults. Additional sampling and geologic mapping is underway. Induced polarization geophysical surveying is underway and will be followed by a first phase diamond drill program of 8 to12 holes. A community access agreement has been completed and an application for a government permit to drill will be submitted in August 2007. Southwestern is the operator of this project.

PACAPAUSA PROJECT
Pacapausa comprises 7,933 hectares of exploration concessions located immediately south of the Explorador Mine. The project is 100% owned by Southwestern, subject to an option agreement with Minera Oro Vega ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest in the project by meeting certain work

4     Southwestern Resources Corp.

commitments, completing a feasibility study, and financing the project into production. Southwestern has been informed by Oro Vega that it has fulfilled the requirements to exercise the first option, which included investing a total of US $1,000,000 and drilling 1,000 metres in the project, and wishes to activate the second option, the Feasibility Option. Pending confirmation by Southwestern that Oro Vega has completed all requirements of the first option, a new company will be formed, 50% owned by Oro Vega and 50% owned by Southwestern, to hold title to the Pacapausa Project.

Five main targets have been defined on the project each consisting of epithermal silver and gold mineralization within vein, stockwork and breccia zones. The principal zone represents the main area of mineralization and has been sampled extensively by the Company and Oro Vega. The southern half of the principal zone is underlain by a stockwork/breccia outcropping over an area of 350 metres by 150 metres. Surface sampling has defined several areas of high-grade silver.

Eleven drill holes totalling 2,082 metres were completed during the first quarter. As reported by Oro Vega, highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of 548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005. For further details see the news release dated April 26, 2007. Once the new company is formed, the Company has been advised that Oro Vega plans to complete a second phase drill program of 1,000 metres in the second half of 2007 to test the strike length and depth extent of the significant PACA-001 intersection.

ANTAY PROJECT
The 50,000 hectare Antay copper-molybdenum porphyry project is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco located about 150 kilometres northwest of the Antay Project. Antay is 100% owned by Southwestern since the option agreement with Anglo American Exploration Peru S.A.("Anglo") was terminated in July 2007, due to unsuccessful efforts to secure a community access agreement to the Sayta porphyry prospect, which is situated in the northern section of the Antay Project. Southwestern had community approval to carry out field work at Sayta prior to entering into the option agreement with Anglo. Southwestern has commenced efforts to secure an access agreement with the local community, with an objective to either drill or seek a new partner for Antay once an access agreement has been reached.

CRISTO DE LOS ANDES PROJECT
This 2,800 hectare porphyry project is also within the Tintaya-Bambas Copper Gold Belt and is 100% owned by Southwestern. The project was first identified by Southwestern in 1992-1993 and was subsequently explored by joint venture partners in 1994-1996. Eight holes were drilled and only weakly anomalous copper values were intersected. However, a reinterpretation of geological and geophysical data by Southwestern in 2006 resulted in the identification of three large chargeability anomalies, up to 1 kilometre in diameter that have not been drilled. Additional field work and geophysical surveying by Southwestern in 2007 confirmed and extended the anomalies with new rock-chip samples, some of which returning assays over 1% copper.

ANTILLA CLUSTER PROJECT
Antilla Cluster is another 100% Southwestern-owned porphyry project within the Tintaya-Bambas Copper Gold Belt and consists of 23,300 hectares. Three porphyry and skarn prospects, Quihurii, Alpacocha and Usillo, have been identified within this project and extensive mapping and sampling have identified copper, gold and molybdenum systems with up to 9% copper, 334 parts per million ("ppm") molybdenum and 2.4 ppm gold. Induced polarization surveying in 2007 indicated strong chargeability anomalies extending to over 300 metres at depth.

GENERATIVE EXPLORATION
Southwestern has staked a total of 68,098 hectares of claims in Peru in 2007 over new gold, silver, copper and polymetallic systems. Claim holdings of Southwestern in Peru total 552,924 hectares, including land within joint ventures. Generative exploration is being carried out in southern Peru, south-central Peru and Southwestern recently commenced a new generative exploration program in central Peru.

CHANGE IN ACCOUNTING FOR THE INVESTMENT IN ZINCORE METALS INC.
In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. ("Zincore") for gross proceeds of $350,000. This sale reduced the Company's interest in Zincore from 50.4% to 49.7% . As a result of the reduction of the Company's interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company's balance sheet effective April 1, 2007. The exclusion of the assets and liabilities of Zincore from the Company's consolidation and the investment carrying value at June 30, 2007 are detailed as follows:

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As at June 30, 2007
(in thousands)
CASH	$15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
RESOURCE PROPERTIES	5,774
21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	$10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO JUNE 30, 2007)	(398)
GAIN ON DILUTION	61
INVESTMENT AS AT JUNE 30, 2007	$10,049

RESULTS OF OPERATIONS

The Company's consolidated net loss for the three and six month periods ended June 30, 2007 was $4.0 million or $0.09 per share and $5.1 million or $0.11 per share, respectively. This is compared to $2.8 million or $0.06 per share and $6.5 million or $0.14 per share during the same period in 2006. The increase in the current three-month period net loss was due to the equity in operations for Zincore for the period as well as lower interest income due to a lower cash balance. There was a decrease in the loss for the six month period primarily due to a $3.3 million gain realized on the sale of common shares of Lake Shore Gold Corp. ("Lake Shore") that were held by Southwestern, which was partially offset by higher operating expenses.

Effective January 1, 2007, the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work. The allocation for the three and six month periods ended June 30, 2007 and 2006 were as follows:

	Three Months Ended			Three Months Ended
	June 30, 2007			June 30, 2006
	Southwestern	Zincore	Total	Southwestern	Zincore	Total
(in thousands)
SALARIES AND BENEFITS	$297	$-	$297	$409	$-	$409
CONSULTING	477	-	477	639	-	639
GENERAL EXPLORATION	351	-	351	188	-	188
TOTAL STOCK-BASED COMPENSATION	$1,125	$-	$1,125	$1,236	$-	$1,236

	Six Months Ended			Six Months Ended
	June 30, 2007			June 30, 2006
	Southwestern	Zincore	Total	Southwestern	Zincore	Total
(in thousands)
SALARIES AND BENEFITS	$767	$80	$847	$1,309	$-	$1,309
CONSULTING	1,183	147	1,330	1,803	-	1,803
GENERAL EXPLORATION	1,592	109	1,701	625	-	625
TOTAL STOCK-BASED COMPENSATION	$3,542	$336	$3,878	$3,737	$-	$3,737

The stock-based compensation expense was calculated using the Black-Scholes option pricing model. A weighted average grant-date fair value of $3.37 (June 30, 2006 - $5.97) for each option grant was estimated using the following assumptions: no

6     Southwestern Resources Corp.

dividends are to be paid; expected volatility of 53% (June 30, 2006 - 54%); risk-free interest rate of 4.0% (June 30, 2006 – 4.0%) and expected life of 3.4 years (June 30, 2006 – 3.5 years).

General and administrative expenses for the three month period ended June 30, 2007 were comparable to the same period in 2006. During the six month period ended June 30, 2007 there was a decrease of $329,000, primarily the result of lower stock-based compensation expense included in salaries and consulting fees as well as a reduction in legal and accounting fees which was partially offset by an increase in shareholder information, office costs, travel, and a termination payment.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures over the short term. Foreign exchange losses were slightly higher during the three and six month periods ended June 30, 2007 compared to the same periods in 2006 due to the strengthening of the Canadian dollar during the period.

General exploration expense relates to expenditures of a generative nature, costs of maintaining the Company's foreign exploration offices and stock-based compensation for consultants and employees performing exploration work. There was an increase of $517,000 and $2.1 million during the three and six month periods ended June 30, 2007 when compared to the same periods in 2006. This was due to higher stock-based compensation during the three month period ended June 30, 2007 and higher stock-based compensation and the consolidation of Zincore during the first quarter of 2007 for the six month period.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower during the three and six month periods ended June 30, 2007 due to lower average cash balances.

During the six month period ended June 30, 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore. The Company sold two million shares of Lake Shore for proceeds of $4.9 million. As well, the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000.

Equity in operations of affiliated companies represents the Company's share of net losses for the reporting period in a significantly influenced company. During the three and six month periods ended June 30, 2007 there was a loss due to the recording of Zincore's losses beginning on April 1, 2007. During the same periods in 2006 there was a gain due to the income recorded by Superior Diamonds Inc. ("Superior").

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007.

During the three and six month periods ended June 30, 2007, expenditures totalling $153,000 were written off relating to various non-core projects in Peru. During the same period in 2006, expenditures totalling $494,000 relating to the Minispata Property in Peru were written off.

QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
FISCAL QUARTER ENDED	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$429	$636	$677	$537
NET (LOSS) EARNINGS	$(3,990)	$(1,063)	$6,424	$(1,369)
(LOSS) EARNINGS PER SHARE*-BASIC AND DILUTED	$(0.09)	$(0.02)	$0.14	$(0.03)

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	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
FISCAL QUARTER ENDED	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$607	$512	$460	$289
NET (LOSS) EARNINGS	$(2,830)	$(3,675)	$(779)	$(2,081)
(LOSS) EARNINGS PER SHARE*- BASIC AND DILUTED	$(0.06)	$(0.08)	$(0.02)	$(0.05)

* (Loss) Earnings per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The difference in the second quarters was primarily the result of the equity in the operations of Zincore. The main difference in the first quarters was due to a gain on the sale of an investment recorded in March 2007. The variation between the third and fourth quarters is mainly due to higher gains from the sale of investments, a large gain on dilution of the Company's investment in Zincore, higher interest income, and lower foreign exchange losses in 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Southwestern is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company has no long-term debt and working capital as at June 30, 2007 was $30.7 million. The large reduction during the second quarter of 2007 was primarily due to Zincore's balance sheet no longer being consolidated with that of the Company.

The Company used net cash of $2.9 million and $4.9 million on operating activities during the three and six month period ended June 30, 2007, respectively, compared with $2.1 million and $3.4 million during the corresponding periods in 2006. The increase in the three month period of 2007 relates to higher foreign exchange losses and lower interest income.

The Company used cash of $19.0 million and $17.0 million (net of receipts) on investing activities during the three and six month periods ended June 30, 2007, respectively, compared with net cash used in investing activities of $10.3 million and $13.8 million during the same periods in 2006. During the three month period ended March 31, 2007, the Company received $2.0 million from investing activities. The large increase was primarily due to the removal of Zincore's cash balances ($15.4 million) which are no longer being consolidated with those of the Company. The Company expended $4.1 million and $8.7 million on mineral properties and related deferred costs in China and Peru during the three and six month periods ended June 30, 2007. This is compared to $5.3 million and $8.6 million during the same periods in 2006. The majority of these expenditures were incurred on the Boka Project in China and the Accha-Yanque Project in Peru during the first quarter of 2007 when Zincore's expenditures were consolidated with those of the Company. A total of $517,000 was expended on the acquisition of shares in Superior and a further $184,000 on capital assets during the six month period. The Company received proceeds of approximately $5.2 million from the sale of Lake Shore and Zincore shares and $2.6 million from the redemption of short-term investments. During the three month period ended June 30, 2006 there was an increase in short-term investments of $5.4 million and an increase in capital costs of $179,000 and $370,000 for the three and six month periods ended June 30, 2006, respectively.

The carrying value of mineral properties increased by $2.5 million primarily as a result of exploration expenditures of $5.0 million on the Boka Project, $0.6 million on the Liam Project, $1.9 million on Accha-Yanque and $1.0 million on various projects in China and Peru. This was offset by a reduction of $5.8 million as a result of Zincore's resource properties no longer being consolidated with the Company's resource properties.

During the six month period ended June 30, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7.2 million pursuant to its normal course issuer bid. During the same period, 717,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3.1 million being recorded as a charge to deficit.

Due to the adoption of new accounting standards (see "Changes in Accounting Policies") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Income (Loss). A total of $1,475,000 and $324,000 was recorded as unrealized losses on available-for-sale investments for the three and six month periods ended June 30, 2007, respectively. The accumulated other comprehensive income of $1,499,000 reported on the consolidated balance sheet includes an adjustment for cumulative unrealized

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gains on available-for-sale investments at January 1, 2007 of $3,428,000, which is reduced by a realized portion of $1,605,000 relating to the sale of Lake Shore common shares and an unrealized loss of $324,000 as noted above.

The Company has commitments totalling $1,180,891 over five years (2007 - $182,000; 2008 to 2009 - $727,000; 2010 - $273,000) pertaining to leasehold obligations of Southwestern. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. See "Description of Business" on page 3 and "Results of Operations – Risks and Uncertainties" on page 11.

OUTSTANDING SHARE CAPITAL

As at August 8, 2007 there were 45,044,000 common shares issued and 44,923,000 common shares outstanding and the following stock options were outstanding:

Options
Exercise Price Range	Outstanding
(in thousands)
$1.00 - $5.79	393
$5.80-$10.59	2,211
$10.60-$15.39	1,351
$15.40-$20.19	272
Total	4,227

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS
During the three and six month periods ended June 30, 2007 and June 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Superior, Lake Shore and Zincore. These are companies which are related by way of directors in common and/or by way of a management services agreement as follows:

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
(in thousands)
REMUNERATION PAID TO OFFICERS/DIRECTORS	$398	$113	$530	$239
MANAGEMENT FEES RECEIVED	$90	$18	$110	$36

There was also an amount of $88,743 (December 31, 2006 - $5,669) due to Southwestern from the above mentioned companies at June 30, 2007.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, short-term investments, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

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Financial Instruments – Recognition and measurement (Section 3855)
In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost. Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time.

Comprehensive Income (Section 1530)
Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports unrealized gains and losses on financial assets classified as available-for-sale on a consolidated statement of comprehensive income (loss) and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the consolidated balance sheet.

CORPORATE GOVERNANCE
The Company's Board of Directors follow recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are chartered accountants in Canada.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES
As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act of 2002.

The Company's management, with the participation and under the supervision of its CEO and Chief Financial Officer, have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company,

10     Southwestern Resources Corp.

including its consolidated subsidiaries, is made known to them on a timely basis. Internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting.

The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the six month period ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project. See discussion under "Mineral Properties – Boka Project". The Company has enhanced how certain procedures are effected by implementing additional safeguards including those relating to data compilation procedures. The Company is continuing to monitor and review the execution of its controls and procedures.

RISKS AND UNCERTAINTIES
The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties. The detailed review of the Boka Project could result in a write-down, termination of exploration and development work or loss of the Company's interest in its Boka Project. If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operation.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company is successful, it may be subject to significant damages awards. The Company is incurring significant legal fees defending its lawsuits. Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect its financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The specifics of the Company's other "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

OUTLOOK
The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able develop highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company currently intends to continue its proposed exploration programs. However, the detailed review of the Boka Project may result in changes to the 2007 exploration program. See “Risks and Uncertainties”.

ADDITIONAL INFORMATION
Additional information is provided in the Company's interim financial statements for the period ended June 30, 2007, the audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

Southwestern Resources Corp.    11

SOUTHWESTERN RESOURCES CORP.

SUITE 1650, 701 WEST GEORGIA
STREET
PO BOX 10102
VANCOUVER, BC
CANADA V7Y 1C6

T. 604-669-2525
F. 604-688-5175

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